Exhibit 99.3
ONECONNECT FINANCIAL TECHNOLOGY CO., LTD
INTERIM FINANCIAL INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31, 2021 and 2022

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Note	Three months ended March 31,
		2021	2022
		RMB’000	RMB’000
		(Unaudited)	(Unaudited)
Revenue	5	819,765	1,018,938
Cost of revenue	6	(541,210)	(669,907)
Gross profit		278,555	349,031
Research and development expenses	6	(281,299)	(363,013)
Selling and marketing expenses	6	(167,054)	(108,907)
General and administrative expenses	6	(180,457)	(211,301)
Net impairment losses on financial and contract assets		(7,104)	(17,214)
Other income, gains or loss-net	7	11,229	(3,491)
Operating loss		(346,130)	(354,895)
Finance income	8	18,157	2,446
Finance costs	8	(26,235)	(12,124)
Finance costs – net	8	(8,078)	(9,678)
Share of gain of associate and joint venture	13	4,547	11,537
Loss before income tax		(349,661)	(353,036)
Income tax benefit	9	26,871	20,728
Loss for the period		(322,790)	(332,308)
Loss attributable to:
– Owners of the Company		(304,732)	(317,585)
– Non-controlling interests		(18,058)	(14,723)
		(322,790)	(332,308)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences		50,099	(23,193)
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income		1	12,523
		50,100	(10,670)
Total comprehensive loss for the period		(272,690)	(342,978)
Total comprehensive loss attributable to:
– Owners of the Company		(254,632)	(328,255)
– Non-controlling interests		(18,058)	(14,723)
		(272,690)	(342,978)
Loss per share attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(0.28)	(0.29)
Loss per ADS attributable to owners of the Company (expressed in RMB per share)
– Basic and diluted	10	(0.83)	(0.86)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	Note	As at December 31, 2021	As at March 31, 2022
		RMB’000	RMB’000
			(Unaudited)
ASSETS
Non-current assets
Property and equipment	11	244,412	259,506
Intangible assets	12	687,194	653,232
Deferred tax assets		683,218	707,342
Financial assets measured at amortized cost from virtual bank	19	674	—
Investments accounted for using the equity method	13	185,346	196,883
Financial assets measured at fair value through other comprehensive income	15	640,501	735,926
Contract assets	5	868	145
Restricted cash	21	—	9,000
Total non-current assets		2,442,213	2,562,034
Current assets
Trade receivables	17	891,174	1,274,817
Contract assets	5	227,895	198,986
Prepayments and other receivables	18	752,667	890,640
Financial assets measured at amortized cost from virtual bank	19	12,711	9,307
Financial assets measured at fair value through other comprehensive income	15	482,497	782,730
Financial assets at fair value through profit or loss	20	2,071,653	917,561
Restricted cash	21	1,060,427	475,314
Cash and cash equivalents	22	1,399,370	1,270,695
Total current assets		6,898,394	5,820,050
Total assets		9,340,607	8,382,084
EQUITY AND LIABILITIES
Equity
Share capital	23	78	78
Shares held for share incentive scheme	25	(80,102)	(79,752)
Other reserves	24	10,512,631	10,513,082
Accumulated losses		(6,638,625)	(6,956,210)
Equity attributable to equity owners of the Company		3,793,982	3,477,198
Non-controlling interests		41,100	26,377
Total equity		3,835,082	3,503,575
LIABILITIES
Non-current liabilities
Trade and other payables	26	313,834	323,322
Contract liabilities		19,418	19,041
Deferred tax liabilities		9,861	8,347
Total non-current liabilities		343,113	350,710
Current liabilities
Trade and other payables	26	2,137,099	2,107,183
Payroll and welfare payables		515,067	314,429
Contract liabilities		153,844	164,269
Short-term borrowings	27	815,260	294,829
Customer deposits	28	1,350,171	1,424,078
Derivative financial liabilities	29	190,971	223,011
Total current liabilities		5,162,412	4,527,799
Total liabilities		5,505,525	4,878,509
Total equity and liabilities		9,340,607	8,382,084

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
		Attributable to owners of the Company
	Note	Share capital	Shares held for share incentive scheme	Other reserves	Accumulated losses	Total	Non- controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2021		78	(87,714)	10,639,931	(5,356,926)	5,195,369	89,914	5,285,283
Loss for the period		—	—	—	(304,732)	(304,732)	(18,058)	(322,790)
Other comprehensive income, net of tax
– Foreign currency translation differences	24	—	—	50,099	—	50,099	—	50,099
– Fair value changes on financial assets measured at fair value through other comprehensive income	24	—	—	1	—	1	—	1
Total comprehensive loss for the period		—	—	50,100	(304,732)	(254,632)	(18,058)	(272,690)
Transactions with equity holders:
Share-based payments:
– Value of employee services	25	—	—	6,643	—	6,643	—	6,643
– Exercise of shares under Share Option Scheme	25	—	3,236	1,113	—	4,349	—	4,349
Total transactions with equity holders at their capacity as equity holders for the period		—	3,236	7,756	—	10,992	—	10,992
As at March 31, 2021		78	(84,478)	10,697,787	(5,661,658)	4,951,729	71,856	5,023,585
		Attributable to owners of the Company
	Note	Share capital RMB’000	Shares held for share incentive scheme RMB’000	Other reserves RMB’000	Accumulated losses RMB’000	Total RMB’000	Non- controlling interest RMB’000	Total equity RMB’000
(Unaudited)
As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082
Loss for the period		—	—	—	(317,585)	(317,585)	(14,723)	(332,308)
Other comprehensive income, net of tax
– Foreign currency translation differences	24	—	—	(23,193)	—	(23,193)	—	(23,193)
– Fair value changes on financial assets measured at fair value through other comprehensive income	24	—	—	12,523	—	12,523	—	12,523
Total comprehensive loss for the period		—	—	(10,670)	(317,585)	(328,255)	(14,723)	(342,978)
Transactions with equity holders:
Share-based payments:
– Value of employee services	25	—	—	11,589	—	11,589	—	11,589
– Vesting of shares under Restricted Share Unit Scheme	25	—	142	(142)	—	—	—	—
– Exercise of shares under Share Option Scheme	25	—	208	71	—	279	—	279
Others		—	—	(397)	—	(397)	—	(397)
Total transactions with equity holders at their capacity as equity holders for the period		—	350	11,121	—	11,471	—	11,471
As at March 31, 2022		78	(79,752)	10,513,082	(6,956,210)	3,477,198	26,377	3,503,575

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Cash used in operations	(457,528)	(1,115,120)
Income tax paid	(3,255)	(3,574)
Net cash used in operating activities	(460,783)	(1,118,694)
Cash flows from investing activities
Payments for property and equipment	(7,007)	(5,066)
Payments for intangible assets	(33,640)	(13,847)
Payments for financial assets measured at fair value through other comprehensive income	—	(216,713)
Payments for financial assets at fair value through profit or loss	(1,364,115)	(488,280)
Payments for settlement of derivatives	—	(9,417)
Release of restricted cash, net	1,189,446	629,674
Proceeds from sales of property and equipment	13	11
Proceeds from sales of financial assets at fair value through profit or loss	1,229,007	1,651,391
Interest received on financial assets at fair value through profit or loss	14,743	2,514
Net cash generated from investing activities	1,028,447	1,550,267
Cash flows from financing activities
Proceeds from short-term borrowings	697,400	138,000
Proceeds from exercise of shares under share incentive scheme	4,349	279
Payments for lease liabilities	(22,941)	(17,267)
Repayments of short-term borrowings	(1,908,900)	(656,129)
Interest paid	(34,567)	(9,225)
Prepayments for shares repurchase	—	(12,696)
Net cash used in financing activities	(1,264,659)	(557,038)
Net decrease in cash and cash equivalents	(696,995)	(125,465)
Cash and cash equivalents at beginning of period	3,055,194	1,399,370
Effects of exchange rate changes on cash and cash equivalents	2,681	(3,210)
Cash and cash equivalents at the end of period	2,360,880	1,270,695

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
1   General information and basis of presentation
1.1   General information
OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents three ordinary shares.
The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC.
The condensed consolidated financial statements comprise the condensed consolidated statements of financial position as of March 31, 2022, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited.
1.2   Basis of preparation and presentation
The Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standards Board and should be read in conjunction with the audited consolidated financial statements for the three years ended December 31, 2021 of the Group (“Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board.
2   Summary of significant accounting policies
Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit of loss (“FVPL”), financial assets at fair value through other comprehensive income (“FVOCI”), certain other financial liabilities, which are carried at fair values.
Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit.
(a)
New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022:
•
Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before intended use

•
Amendments to IFRS 3 — Reference to the Conceptual Framework

•
Cost of Fulfilling a Contract Amendments to IAS 37 — Onerous Contracts

•
Annual Improvements to IFRS Standards 2018-2020

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
2   Summary of significant accounting policies (Continued)
(a)
New and amended standards and interpretations adopted by the Group (Continued)

The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
(b)
New standards and amendments to standards and interpretations not yet adopted

Several new standards and amendments to standards and interpretations have been issued but not effective during the three months ended March 31, 2022 and have not been early adopted by the Group in preparing this historical financial information:
Effective for annual periods beginning on or after
IFRS 17 – Insurance Contracts	January 1, 2023
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 – Disclosure of accounting policies	January 1, 2023
Amendments to IAS 8 – Definition of accounting estimates	January 1, 2023
Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
The above new standards, new interpretations and amended standards are not expected to have a material impact on the historical financial information of the Group.
3   Critical accounting estimates and judgments
The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the Financial Statements.
4   Management of financial risk
The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk.
The Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Financial Statements.
There were no changes in any material risk management policies during the three months ended March 31, 2022.
Since December 2019 COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, the Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
4   Management of financial risk (Continued)
The extent to which this outbreak impacts the Group’s financial position and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others.
The Group has been proactively working with existing and new customers to provide operation support services and assist their shift to cloud-based solutions amid the interruptions. The Group will keep continuous attention on the situation of the COVID-19, assess and react actively to its impacts on the financial position and operating results of the Group.
The Group manages liquidity risk by maintaining adequate cash and cash equivalents and borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believes that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from March 31, 2022.
4.1   Capital management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term.
The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at March 31, 2022.
4.2   Fair value estimation
Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques.
The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets measured at fair value through other comprehensive income.
Determination of fair value and fair value hierarchy
All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.
The levels of the fair value hierarchy are as follows:
(a)
Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”);

(b)
Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
4   Management of financial risk (Continued)
4.2   Fair value estimation (Continued)
Determination of fair value and fair value hierarchy (Continued)
(c)
Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”).

The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.
For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.
For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from Virtual Bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects uncertainty in expectations about future defaults at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered.
For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities:
	As at December 31, 2021
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 20)	—	2,070,977	676	2,071,653
Financial assets measured at fair value through other comprehensive income (Note 15)	16,334	—	1,106,664	1,122,998
Financial liabilities
Derivative financial liabilities (Note 29)	—	190,971	—	190,971

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
4   Management of financial risk (Continued)
4.2   Fair value estimation (Continued)
Determination of fair value and fair value hierarchy (Continued)
	As at March 31, 2022
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Assets measured at fair value
Financial assets at fair value through profit or loss (Note 20)	—	916,885	676	917,561
Financial assets measured at fair value through other comprehensive income (Note 15)	201,435	30,181	1,287,040	1,518,656
Financial liabilities
Derivative financial liabilities (Note 29)	—	223,011	—	223,011
For the year ended December 31, 2021 and three months ended March 31, 2022, there were no transfers among different levels of fair values measurement.
Movements of Level 3 financial instruments measured at fair value are as follows:
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
At beginning of period	5,676	1,107,340
Additions	—	180,376
At end of the period	5,676	1,287,716
Valuation inputs and relationships to fair value
The significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income are discount rate and prepayment rate, and the range of inputs are 31, March 2022 are 5.73% – 8.27% (31 December 2021: 5.22% – 10.05%) and 0.35% – 0.39% (31 December 2021: 0.35% – 0.39%).
If the discount rate increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease RMB 5,160,000 or increase RMB 5,192,000 as at 31 March, 2022 (31 December 2021: decrease RMB 4,579,000 or increase RMB 4,608,000), If the prepayment ratio increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease or increase RMB 235,000 as at 31 March, 2022 (31 December 2021: decrease or increase RMB 195,000).

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
5   Segment information and revenue
5.1   Description of segments and principal activities
The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports.
The Group has the following reportable segments for the three months ended March 31, 2022:
•
Technology Solutions

•
Virtual Bank Business

As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.
	Three months ended March 31, 2021
	Virtual Bank Business	Technology Solutions	Intersegment eliminations and adjustments	Consolidated
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	2,365	817,407	(7)	819,765
Cost of revenue	(6,581)	(534,636)	7	(541,210)
Gross profit	(4,216)	282,771	—	278,555
Operating loss	(43,657)	(302,473)	—	(346,130)
Loss before income tax	(43,757)	(305,904)	—	(349,661)
ASSETS
Segment Assets	1,006,405	8,088,988	(820,728)	8,274,665
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	591,384	—	591,384
Total assets	1,006,405	8,969,533	(820,728)	9,155,210
LIABILITIES
Segment Liabilities	533,470	3,641,446	(60,067)	4,114,849
Deferred income tax liabilities	—	16,776	—	16,776
Total Liabilities	533,470	3,658,222	(60,067)	4,131,625
Other segment information
Depreciation of property and equipment	2,239	33,735	—	35,974
Amortization of intangible assets	4,271	74,508	—	78,779
Additions of non-current assets except for goodwill and deferred income tax assets	9,217	31,430	—	40,647

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
5   Segment information and revenue (Continued)
5.1   Description of segments and principal activities (Continued)
	Three months ended March 31, 2022
	Virtual Bank Business	Technology Solutions	Intersegment eliminations and adjustments	Consolidated
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	21,193	997,974	(229)	1,018,938
Cost of revenue	(11,188)	(658,948)	229	(669,907)
Gross profit	10,005	339,026	—	349,031
Operating loss	(30,306)	(324,589)	—	(354,895)
Loss before income tax	(30,348)	(322,688)	—	(353,036)
ASSETS
Segment Assets	2,062,787	6,355,861	(1,033,067)	7,385,581
Goodwill	—	289,161	—	289,161
Deferred income tax assets	—	707,342	—	707,342
Total assets	2,062,787	7,352,364	(1,033,067)	8,382,084
LIABILITIES
Segment Liabilities	1,530,839	3,399,089	(59,766)	4,870,162
Deferred income tax liabilities	—	8,347	—	8,347
Total Liabilities	1,530,839	3,407,436	(59,766)	4,878,509
Other segment information
Depreciation of property and equipment	3,424	28,210	—	31,634
Amortization of intangible assets	6,126	36,717	—	42,843
Additions of non-current assets except for goodwill and deferred income tax assets	8,826	61,107	—	69,933

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
5   Segment information and revenue (Continued)
5.2   Revenue
(a)
Disaggregation of revenue from contracts with customers

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
– Technology Solutions
Implementation	168,567	171,678
Transaction based and support revenue
– Operation support services	212,237	255,208
– Business origination services	118,499	114,793
– Risk management services	99,290	106,951
– Cloud services platform	180,512	295,834
– Post-implementation support services	13,236	11,427
– Others	25,059	41,854
– Virtual Bank Business
Interest and commission	2,365	21,193
	819,765	1,018,938
Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:
	At a point in time	Over time	Total
(Unaudited)
Three months ended March 31, 2021
Implementation	—	168,567	168,567
Transaction based and support revenue
– Operation support services	97,861	114,376	212,237
– Business origination services	118,499	—	118,499
– Risk management services	99,290	—	99,290
– Cloud services platform	—	180,512	180,512
– Post-implementation support services	—	13,236	13,236
– Others	24,742	2,682	27,424
	340,392	479,373	819,765

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
5   Segment information and revenue (Continued)
5.2   Revenue (Continued)
(a)
Disaggregation of revenue from contracts with customers (Continued)

	At a point in time	Over time	Total
(Unaudited)
Three months ended March 31, 2022
Implementation	—	171,678	171,678
Transaction based and support revenue
– Operation support services	89,879	165,329	255,208
– Business origination services	114,793	—	114,793
– Risk management services	106,951	—	106,951
– Cloud services platform	—	295,834	295,834
– Post-implementation support services	—	11,427	11,427
– Others	41,778	21,269	63,047
	353,401	665,537	1,018,938
During the three months ended March 31, 2021 and 2022, the Group mainly operated in PRC and most of the revenue were generated in PRC.
(b)
Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Contract assets
– Implementation	271,521	252,709
– Transaction based and support	39,582	33,880
– Business origination services	9,976	11,318
– Operation support services	17,449	13,028
– Post implementation support services	12,157	9,534
	311,103	286,589
Less: Impairment loss allowance
– Implementation	(72,266)	(80,923)
– Transaction based and support	(10,074)	(6,535)
– Operation support services	(4,771)	(3,038)
– Post implementation support services	(5,303)	(3,497)
	(82,340)	(87,458)
	228,763	199,131
Less: Non-current contract assets	(868)	(145)
	227,895	198,986

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
5   Segment information and revenue (Continued)
5.2   Revenue (Continued)
(b)
Contract assets and liabilities (Continued)

Revenue recognized in relation to contract liabilities
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Revenue recognized that was included in the contract liability balance at beginning of period	74,737	112,362
6   Expenses by nature
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Employee benefit expenses (a)	422,137	450,888
Technology service fees	372,447	531,654
Outsourcing labor costs	71,019	86,586
Amortization of intangible assets (Note 12)	78,779	42,843
Business origination fees to channel partners	63,345	77,362
Purchase costs of products	24,722	41,741
Depreciation of property and equipment (Note 11)	35,974	31,634
Marketing and advertising fees	27,542	14,054
Professional service fees	5,196	2,083
Listing expenses	—	36,486
Travelling expenses	12,193	10,349
Impairment loss of intangible assets (Note 12)	—	4,036
Others	56,666	23,412
Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses	1,170,020	1,353,128

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
6   Expenses by nature (Continued)
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Research and development costs
– Employee benefit expenses	131,593	150,374
– Technology service fees	171,739	216,025
– Amortization of intangible assets	1,333	1,267
– Depreciation of property and equipment	2,443	4,674
– Others	4,738	4,352
Amounts incurred	311,846	376,692
Less: capitalized
– Employee benefit expenses	(25,895)	(13,559)
– Technology service fees	(4,652)	(120)
	(30,547)	(13,679)
	281,299	363,013

(a)
Employee benefit expenses are as follows:

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Wages and salaries	339,551	348,285
Welfare and other benefits	77,636	91,014
Share-based payments (Note 25)	4,950	11,589
	422,137	450,888
7   Other income, gains or loss — net
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Net foreign exchange (loss)/gain	(25,851)	14,238
Government grants and tax rebates	20,066	12,600
Net gain on financial assets at fair value through profit or loss	11,201	11,534
Guarantee loss, net	5,519	93
Net loss on derivatives	(235)	(43,174)
Others	529	1,218
	11,229	(3,491)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
8   Finance costs — net
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Finance income
Interest income on bank deposits	18,157	2,446
Finance costs
Interest expense on borrowings	(21,073)	(6,922)
Interest expense on lease liabilities (Note 16(b))	(1,171)	(1,894)
Interest expense on redemption liability	(3,701)	(2,511)
Bank charges	(290)	(797)
	(26,235)	(12,124)
	(8,078)	(9,678)
9   Income tax benefits
The income tax benefits of the Group for the three months ended December 31, 2021 and 2022 are analyzed as follows:
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current income tax	(3,256)	(4,910)
Deferred income tax	30,127	25,638
Income tax benefit	26,871	20,728

(a)
PRC Enterprise Income Tax (“EIT”)

The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable.
Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. They were eligible for preferential tax policies such as the policies applicable for the qualification of “High and New Technology Enterprise” and were entitled to a preferential income tax rate of 15%.
(b)
Cayman Islands Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax.
(c)
Hong Kong Income Tax

The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the three months ended March 31, 2021 and 2022.
(d)
Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax for the three months ended March 31, 2021 and 2022.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
9   Income tax benefits (Continued)
(e)
Indonesia Income Tax

The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the three months ended March 31, 2021 and 2022.
(f)
PRC Withholding Tax (“WHT”)

According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies.
For the three months ended March 31, 2021 and 2022, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making.
10   Loss per share
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Net loss for the period attributable to owners of the Company	(304,732)	(317,585)
Weighted average number of ordinary shares in issue (in’000 shares)	1,104,667	1,110,039
Basic loss per share (RMB yuan)	(0.28)	(0.29)
Diluted loss per share (RMB yuan)	(0.28)	(0.29)
Basic loss per ADS (RMB yuan) (Note)	(0.83)	(0.86)
Diluted loss per ADS (RMB yuan) (Note)	(0.83)	(0.86)
Note: One ADS represented three ordinary shares of the Company.
Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the three months ended March 31, 2021 and 2022.
Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at March 31, 2021 and 2022 has taking into account the shares held for share incentive scheme purpose.
The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 25) for three months ended March 31, 2021 and 2022 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the three months ended March 31, 2021 and 2022 were the same as basic loss per share for the period.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
11   Property and equipment
	Office and telecommunication equipment	Right-of-use properties	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
Three months ended March 31, 2021
Opening net book amount	51,039	120,941	52,304	224,284
Additions	1,825	—	5,182	7,007
Disposals, net	(13)	(4,676)	—	(4,689)
Depreciation charge	(5,092)	(25,773)	(5,109)	(35,974)
Exchange difference	25	(63)	37	(1)
Closing net book amount	47,784	90,429	52,414	190,627
As at March 31, 2021
Cost	105,193	301,446	98,918	505,557
Accumulated depreciation	(54,465)	(209,890)	(45,415)	(309,770)
Exchange difference	(2,944)	(1,127)	(1,089)	(5,160)
Net book amount	47,784	90,429	52,414	190,627
(Unaudited)
Three months ended March 31, 2022
Opening net book amount	58,448	144,001	41,963	244,412
Additions	3,182	51,019	1,884	56,085
Disposals, net	(11)	(9,136)	—	(9,147)
Depreciation charge	(6,276)	(18,808)	(6,550)	(31,634)
Exchange difference	(33)	(128)	(49)	(210)
Closing net book amount	55,310	166,948	37,248	259,506
As at March 31, 2022
Cost	129,715	449,879	110,689	690,283
Accumulated depreciation	(71,296)	(281,466)	(72,175)	(424,937)
Exchange difference	(3,109)	(1,465)	(1,266)	(5,840)
Net book amount	55,310	166,948	37,248	259,506
During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows:
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cost of revenue	600	812
Research and development expenses	2,443	4,674
Selling and marketing expenses	1,101	1,345
General and administrative expenses	31,830	24,803
	35,974	31,634
Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
12   Intangible assets
	Application and platform
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
(Unaudited)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Three months ended March 31, 2021
Opening net book amount	—	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
Additions	—	—	570	2,522	30,548	—	—	—	33,640
Transfer	—	60,972	—	—	(60,972)	—	—	—	—
Amortization	—	(46,405)	(6,458)	(11,420)	—	—	(8,011)	(6,485)	(78,779)
Exchange differences	—	295	—	26	107	—	—	—	428
Closing net book amount	—	302,536	23,821	35,886	90,805	289,161	116,134	14,009	872,352

As at March 31, 2021
Cost	690,910	650,498	61,078	132,826	90,698	289,161	155,492	80,263	2,150,926
Accumulated amortization	(690,910)	(347,166)	(37,257)	(96,563)	—	—	(39,358)	(66,254)	(1,277,508)
Exchange differences	—	(796)	—	(377)	107	—	—	—	(1,066)
Net book amount	—	302,536	23,821	35,886	90,805	289,161	116,134	14,009	872,352
Three months ended March 31, 2022
Opening net book amount	—	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	—	—	—	169	13,678	—	—	—	13,847
Write-off	—	(4,036)	—	—	—	—	—	—	(4,036)
Transfer	—	51	—	—	(51)	—	—	—	—
Amortization	—	(27,773)	(2,231)	(4,141)	—	—	(7,931)	(767)	(42,843)
Exchange differences	—	(743)	—	(82)	(105)	—	—	—	(930)
Closing net book amount	—	194,442	—	22,987	58,911	289,161	84,410	3,321	653,232

As at March 31, 2022
Cost	690,910	717,190	61,078	148,977	59,741	289,161	155,492	80,263	2,202,812
Accumulated amortization	(690,910)	(519,037)	(61,078)	(125,298)	—	—	(71,082)	(76,942)	(1,544,347)
Exchange differences	—	(3,711)	—	(692)	(830)	—	—	—	(5,233)
Net book amount	—	194,442	—	22,987	58,911	289,161	84,410	3,321	653,232
The Group assesses at each reporting date whether there is an indication that intangible assets may be impaired. During the three months ended March 31, 2022, impairment charge of RMB4,036,000 has been charged to cost of revenue. The impairment charge was charged against development costs which were in progress for certain application and platform developed internally following a decision to reduce the output of certain products.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
12   Intangible assets (Continued)
During the three months ended March 31, 2021 and 2022, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:
	Three months ended March 31,
Amortization of intangible assets	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Cost of revenue	76,746	40,400
Research and development expenses	1,333	1,267
General and administrative expenses	700	1,176
	78,779	42,843
13   Investments accounted for using the equity method
(a)
Investment in associate

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
At beginning of period	172,757	184,907
Share of gains of associate	6,461	11,976
At end of period	179,218	196,883
On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. (“Puhui Lixin”) with Pingan Puhui Enterprise Management Co., Ltd. (“Puhui Management”), a subsidiary of Lufax. The Group’s equity interests in Puhui Lixin was 40% for the three months ended March 31, 2021 and 2022.
(b)
Investment in joint venture

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
At beginning of period	2,976	439
Share of losses of joint venture	(1,914)	(439)
At end of period	1,062	—
On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. (“SBI Japan”) with SBI Holdings, Inc., (“SBI”) and disposed of the investment in October 2021.
The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and shares control with Digital Guangxi so that accounts for the investment as a joint venture. The joint ventures accounted for using the equity method are individually immaterial.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
14   Financial instruments by category
The Group holds the following financial instruments:
		As at December 31,	As at March 31,
		2021	2022
		RMB’000	RMB’000
	Note		(Unaudited)
Financial assets
Financial assets at amortized cost
– Trade receivables	17	891,174	1,274,817
– Prepayments and other receivables (excluding non-financial asset items)	18	543,538	640,157
– Financial assets measured at amortized cost from virtual bank	19	13,385	9,307
– Restricted cash	21	1,060,427	484,314
– Cash and cash equivalents	22	1,399,370	1,270,695
Financial assets measured at fair value through other comprehensive income (FVOCI)	15	1,122,998	1,518,656
Financial assets at fair value through profit or loss (FVPL)	20	2,071,653	917,561
Total		7,102,545	6,115,507
Financial liabilities
Liabilities at amortized cost
– Trade and other payables (excluding non-financial liability items)	26	1,464,750	1,471,096
– Short-term borrowings	27	815,260	294,829
– Customer deposits	28	1,350,171	1,424,078
Derivative financial liability
– Held at FVPL	29	190,971	223,011
Total		3,821,152	3,413,014
15   Financial assets measured at fair value through other comprehensive income
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Loans and advances to customers from virtual bank	1,103,460	1,283,836
Equity securities (Note a)	3,204	3,204
Debt securities	16,334	231,616
	1,122,998	1,518,656
Less: Non-current financial asset measured at fair value through other comprehensive income	(640,501)	(735,926)
	482,497	782,730

(a)
On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司)at a consideration of RMB5,000,000.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
16   Leases
(a)
Amounts recognized in the consolidated statement of financial position

	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Right-of-use assets (Note 11)
– Properties	144,001	166,948
Lease liabilities (Note 26)
– Non current	97,473	105,081
– Current	57,417	65,948
	154,890	171,029

(b)
Amounts recognized in the consolidated statement of comprehensive income

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Depreciation charge of right-of-use assets	25,773	18,808
Interest expenses (included in finance cost)	1,171	1,894
	26,944	20,702
The total cash outflow for leases for the three months ended March 31, 2021 and 2022 were RMB 23,510,000 and RMB 18,285,000 respectively.
Expenses recognized in relation to short-term leases for the three months ended March 31, 2021 and 2022 amounted to RMB 569,000 and RMB 1,018,000 respectively.
17   Trade receivables
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Trade receivables	934,152	1,323,816
Less: impairment loss allowance	(42,978)	(48,999)
	891,174	1,274,817

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
17   Trade receivables (Continued)
Trade receivables and their aging analysis, based on recognition date, are as follows:
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Up to 1 year	897,114	1,263,140
1 to 2 years	22,920	44,904
2 to 3 years	8,026	8,417
Above 3 years	6,092	7,355
	934,152	1,323,816
18   Prepayments and other receivables
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Deposit receivable*	539,625	636,138
Value-added-tax deductible	53,437	86,412
Advance to suppliers	93,230	93,354
Advance to staffs	42,343	45,745
Receivables for value-added-tax paid on behalf of wealth management products	6,881	6,987
Others	20,119	24,972
Less: impairment loss allowance	(2,968)	(2,968)
	752,667	890,640

*
Deposit receivable mainly represents deposit paid to related parties and other suppliers according to the contract terms and receivable within one year.

(a)
Movements in the impairment loss allowance of prepayments and other receivables are as follows:

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
At beginning of period	(3,349)	(2,968)
Reversals	2	—
Exchange differences	9	—
At end of period	(3,338)	(2,968)

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
19   Financial assets measured at amortized cost from virtual bank
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Loans and advances to customers	13,575	9,359
Less: impairment loss allowance	(190)	(52)
	13,385	9,307
Less: non-current portion	(674)	—
	12,711	9,307
The balance represents financial assets measured at amortized cost carried from Virtual Bank, a wholly owned subsidiary of the Group since 2020.
20   Financial assets at fair value through profit or loss
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Contingent refundable consideration	676	676
Wealth management products	2,070,977	916,885
	2,071,653	917,561
As at December 31, 2021 and March 31, 2022, out of the wealth management products which the Group invested in, RMB2,070,977,000 and RMB916,885,000 were issued by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.
21   Restricted cash
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Pledged bank deposits	1,043,718	416,461
Accrued interests	6,444	817
Time deposits with initial terms over three months	10,265	67,036
	1,060,427	484,314
Less: non-current portion	—	(9,000)
	1,060,427	475,314
As at December 31, 2021, RMB670,022,000 (USD105,090,000) of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate of 0.94% per annum, RMB368,866,000 (USD57,855,000) were pledged for currency swaps, and RMB4,830,000 , which pledged for business guarantees.
As at March 31, 2022, RMB410,824,000 (USD64,715,000) were pledged for currency swaps, and RMB5,637,000, which pledged for business guarantees.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
22   Cash and cash equivalents
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Cash on hand	12	12
Cash at central bank	575,044	121,313
Cash at banks	824,314	1,149,370
	1,399,370	1,270,695
23   Share capital
	Number of shares	USD
Authorized Ordinary shares of USD0.00001 at December 31, 2021 and March 31, 2022	5,000,000,000	50,000
Issued	Number of shares	USD	Equivalent to RMB
Ordinary shares of USD0.00001 on December 31, 2020 and March 31, 2021	1,169,980,661	11,700	78,008
Surrendered ordinary shares (Note)	(8)	—	—
Ordinary shares of USD0.00001 on December 31, 2021 and March 31, 2022	1,169,980,653	11,700	78,008
Note: On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors.
24   Other reserves
	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2021	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931
– Foreign currency translation differences	—	—	—	50,099	—	50,099
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	1	1
Share-based payments:
– Value of employee services (Note 25)	—	—	6,643	—	—	6,643
– Exercise of shares under share option Scheme	—	—	1,113	—	—	1,113
– Vesting of shares under Restricted Share Unit Scheme	—	—	—	—	—	—
As at March 31, 2021	1,200,000	9,627,159	181,333	(83,033)	(227,672)	10,697,787

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
24   Other reserves (Continued)
	Recapitalization reserve	Share premium	Share-based compensation reserve	Foreign currency translation differences	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
(Unaudited)
As at January 1, 2022	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631
– Foreign currency translation differences	—	—	—	(23,193)	—	(23,193)
– Fair value changes on financial assets at fair value through other comprehensive income	—	—	—	—	12,523	12,523
Share-based payments:
– Value of employee services (Note 25)	—	—	11,589	—	—	11,589
– Exercise of shares under share option Scheme	—	—	71	—	—	71
– Vesting of shares under Restricted Share Unit Scheme	—	—	(142)	—	—	(142)
Repurchase of shares	—	—	—	—	(397)	(397)
As at March 31, 2022	1,200,000	9,627,159	212,149	(308,867)	(217,359)	10,513,082

25   Share-based payments
For the purpose of establishing the Group’s share incentive scheme, Xin Ding Heng Limited (“Xin Ding Heng”) was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to guarantees under share incentive scheme.
On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
25   Share-based payments (Continued)
Share-based compensation expenses for the three months ended March 31, 2021 and 2022 were allocated as follows:
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
– Cost of revenue	921	880
– Research and development expenses	2,320	870
– Selling and marketing expenses	1,177	1,313
– General and administrative expenses	2,225	8,526
Total	6,643	11,589
Value of employee’s services (Note 6)	4,950	11,589
Value of non-employee’s services	1,693	—
Total	6,643	11,589

(a)
Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.
The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.
Movements in the number of share options granted to employees are as follows:
	Number of share options
	Three months ended March 31,
	2021	2022
	(Unaudited)	(Unaudited)
At beginning of period	19,459,994	12,725,995
Exercised	(3,889,578)	(156,048)
Forfeited	(205,275)	(1,216,559)
At end of period	15,365,141	11,353,388
For the outstanding share options, the weighted-average exercise price was RMB19.84, and RMB24.92 per share and the weighted-average remaining contractual life was 5.01 and 4.12 years, respectively, as at March 31, 2021 and 2022, respectively.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
25   Share-based payments (Continued)
(a)
Share Option Scheme (Continued)

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.
				Number of share options
Grant Year	Expiry Year	Exercise price RMB	Fair value of options RMB	As at December 31, 2021	As at March 31, 2022
					(Unaudited)
2017	2027	1.33	0.62	1,109,682	1,077,905
2017	2027	2.00	0.52	5,785,221	5,660,949
2018	2028	52.00	26.00	4,704,219	3,747,124
2019	2029	52.00	23.42	1,126,873	867,410
				12,725,995	11,353,388
The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.
Based on fair value of the underlying ordinary share, the Company have used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below:
Date of grant	November 7, 2017	November 8, 2018	June 1, 2019
Discount rate	24.0%	17.0%	17.0%
Risk-free interest rate	4.0%	4.0%	3.0%
Volatility	52.0%	51.0%	46.0%
Dividend yield	0.0%	0.0%	0.0%
The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date.
(b)
Restricted Share Units Scheme

Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
25   Share-based payments (Continued)
(b)
Restricted Share Units Scheme (Continued)

Movements in the number of restricted share units granted to employees are as follows:
	Number of restricted share units
	Three months ended March 31,
	2021	2022
	(Unaudited)	(Unaudited)
At beginning of period	1,751,702	16,552,829
Granted	—	3,895,900
Vested	—	(106,167)
Forfeited	(82,702)	(532,463)
At end of period	1,669,000	19,810,099
Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.
		Number of restricted share units
Grant Year	Fair value of restricted share units	As at December 31, 2021	As at March 31, 2022
	RMB		(Unaudited)
September 2019	35.22	545,383	521,612
January 2020	16.18	18,000	17,500
April 2020	16.98	82,500	82,500
July 2020	38.67	17,250	17,250
June 2021	13.69	503,076	377,672
June 2021	14.31	226,000	226,000
June 2021	14.93	1,279,800	1,279,800
July 2021	15.16	252,000	197,000
September 2021	5.53	7,346,000	7,017,000
October 2021	5.25	448,000	353,000
October 2021	3.91	2,820	2,820
October 2021	4.68	5,832,000	5,832,000
Jaunary 2022	2.40	—	218,845
Jaunary 2022	2.41	—	2,320,000
Jaunary 2022	3.29	—	947,100
Jaunary 2022	2.64	—	400,000
		16,552,829	19,810,099

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
25   Share-based payments (Continued)
(b)
Restricted Share Units Scheme (Continued)

The Company have used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.
Based on fair value of the underlying ordinary share, the Company have used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below:
	Three months ended March 31,
	2021	2022
	(Unaudited)	(Unaudited)
Discount rate*	15.0%	15.0%
Risk-free interest rate	2.0% ~ 3.0%	2.0% ~ 3.0%
Volatility	43.0% ~ 49.0%	43.0% ~ 49.0%
Dividend yield	0.0%	0.0%

*
Applicable for the restricted share units granted in September 2019.

The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date.
26    Trade and other payables
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Trade payables
Due to related parties	747,449	524,262
Due to third parties	354,279	305,425
	1,101,728	829,687
Redemption liability	271,525	274,035
Accrued expenses	209,676	283,271
Security deposits	56,236	56,491
Lease liabilities (Note 16(a))	154,890	171,029
Amounts payable for purchase of shares held for share incentive scheme (Note 25)	88,280	88,280
Other tax payables	44,716	35,615
Amounts due to related parties	431,351	612,975
Service fees refundable	9,809	6,632
Others	82,722	72,490
	2,450,933	2,430,505

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
26    Trade and other payables (Continued)
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Less: non-current portion
Redemption liability	(128,081)	(129,961)
Lease liabilities	(97,473)	(105,081)
Amounts payable for purchase of shares held for share incentive scheme (Note 25)	(88,280)	(88,280)
	(313,834)	(323,322)
	2,137,099	2,107,183

As at December 31, 2021 and March 31, 2022, the aging of the trade payables are mainly within one year.
27   Short-term borrowings
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
Secured	663,136	55,206
Unsecured	152,124	239,623
	815,260	294,829
As at December 31, 2021, out of the secured borrowings, RMB597,400,000 were secured by restricted cash of RMB670,022,000 (Note 21), RMB9,014,000 was guaranteed by Haidian Financing Guarantee RMB53,722,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 was secured by the accounts receivable that BER Technology could claim from Guilin Bank Co., Ltd. in the following two years. The weighted average interest rate of short-term borrowings was 3.93% per annum as at December 31, 2021.
As at March 31, 2022, out of the secured borrowings, RMB5,000,000 was guaranteed by Haidian Financing Guarantee RMB 50,000,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd.,. The weighted average interest rate of short-term borrowings was 4.30% per annum as at March 31, 2022.
28   Customer deposits
	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Current and savings accounts	1,350,171	1,424,078
It represented customer deposits held by Virtual Bank.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
29   Derivative financial liabilities
	As at December 31,		As at March 31,
	2021		2022
	Nominal amount	Fair value	Nominal amount	Fair value
	RMB’000		RMB’000
			(Unaudited)
Foreign exchange swaps	2,186,865	152,005	2,177,432	179,039
Currency forwards	1,095,958	38,966	1,097,032	43,972
	3,282,823	190,971	3,274,464	223,011
30   Dividends
No dividends had been paid or declared by the Company for the three months ended March 31, 2021 and 2022.
31   Related party transactions
The following significant transactions were carried out between the Group and its related parties for the three months ended March 31, 2021 and 2022. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.
(a)
Names and relationships with related parties

The following companies are related parties of the Group that had balances and/or transactions with the Group for the three months ended March 31, 2021 and 2022.
Name of related parties	Relationship with the Group
Sen Rong Limited(i)	A shareholder that has significant influence over the Group
Rong Chang Limited(i)	A shareholder that has significant influence over the Group
Bo Yu	A shareholder that has significant influence over the Group
Ping An Group	Ultimate parent company of Bo Yu
Subsidiaries of Ping An Group	Controlled by Ping An Group
Puhui Lixin	Significant influenced by the Group
SBI Japan(ii)	Significant influenced by the Group
Open Portal Guangxi	Significant influenced by the Group

(i)
As a result of the acting-in-concert agreement entered into between Sen Rong and Rong Chang, pursuant to which Sen Rong has agreed to act together with Rong Chang for the purpose of exercising Sen Rong’s shareholders’ rights in the Company, Rong Chang and Sen Rong have significant influence over the Group as a concert group .

(ii)
On October of 2021, the Group disposed the investment of SBI Japan(Note 13) and no longer have significant influence over it.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
31   Related party transactions (Continued)
(b)
Key management personnel compensations

Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below:
	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Wages and salaries	5,725	7,727
Welfare and other benefits	181	156
Share-based payments	762	3,280
	6,668	11,163

(c)
Significant transactions with related parties

	Three months ended March 31,
	2021	2022
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Revenue
Ping An Group and its subsidiaries	438,238	548,682
Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the three months ended March 31, 2021 and 2022 amounted to RMB983,358 and RMB Nil, respectively.
Purchase of services
Ping An Group and its subsidiaries	330,932	402,303

Net gain from wealth management products consolidated by related parties
Ping An Group and its subsidiaries	5,280	5,011

Net loss on derivatives
Ping An Group and its subsidiaries	(235)	(43,174)

Interest income on bank deposits
Ping An Group and its subsidiaries	4,258	2,294
Leasing payment
Ping An Group and its subsidiaries	3,715	3,688
Interest expenses
Ping An Group and its subsidiaries	6,728	2,672

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
31   Related party transactions (Continued)
(d)
Balances with related parties

Trade related	As at December 31, 2021	As at March 31, 2022
	RMB’000	RMB’000
		(Unaudited)
Trade receivables
Ping An Group and its subsidiaries(i)	442,694	738,727
Contract assets
Ping An Group and its subsidiaries	17,746	20,345
Prepayment and other receivables
Ping An Group and its subsidiaries(i)	531,327	629,416
Cash and cash equivalents
Ping An Group and its subsidiaries	429,527	565,339
Trade and other payables
Ping An Group and its subsidiaries(i)	1,178,438	1,137,237
Open Portal Guangxi(i)	362	—
	1,178,800	1,137,237
Contract liabilities
Ping An Group and its subsidiaries(i)	19,018	22,686
Open Portal Guangxi(i)	—	1,608
	19,018	24,294
Non-trade related(ii)
Financial assets at fair value through profit or loss (Note 20)
Ping An Group and its subsidiaries	599,540	558,816
Prepayment and other receivables
Open Portal Guangxi(i)	3,515	3,567
Restricted cash
Ping An Group and its subsidiaries	702,058	413,413
Short-term borrowings
Ping An Group and its subsidiaries	300,805	—
Derivative financial liabilities
Ping An Group and its subsidiaries	190,971	223,011

(i)
The balances with related parties were unsecured, interest-free and repayable on demand.

(ii)
The balances were mainly for treasury management purpose which are collectable or repayable on demand or within one year.

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.
NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION
32   The Group’s maximum exposure to unconsolidated structured entities
The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities.
The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors.
The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL.
The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below:
	Unconsolidated structured entities
December 31,2021	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000
Asset management products managed by the Group	1,329,453	—	—	Service fee
Wealth management products managed by related parties	Note a	2,070,977	2,070,977	Investment income
	Unconsolidated structured entities
March 31, 2022	Size	Carrying amount	The Group’s maximum exposure	Interest held by the Group
	RMB’000	RMB’000	RMB’000
(Unaudited)
Asset management products managed by the Group	831,462	—	—	Service fee
Wealth management products managed by related parties	Note a	916,885	916,885	Investment income
Note a: The asset management and wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss.
33   Contingencies
The Group did not have any material contingent liabilities as at December 31, 2021 and March 31, 2022.
34   Subsequent events
There were no material subsequent events since March 31, 2022 to the date of this report.